SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 18, 2023

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 17, 2023 regarding “Ericsson announces CFO transition”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 18, 2023

PRESS RELEASE April 17, 2023

Ericsson announces CFO transition

Ericsson (NASDAQ: ERIC) today announced that Carl Mellander, the Company’s Chief Financial Officer, will step down at the end of the first quarter 2024. Mr. Mellander has been with Ericsson for over 25 years and has been a member of its Executive Team since 2016. A recruitment process will be initiated to appoint a successor.

Börje Ekholm, President and CEO, comments: “For almost 7 years Carl has been a valued member of the Executive Team and instrumental in the turnaround of Ericsson. We have come to a mutual agreement that this is a good time for a change, as the turnaround phase is completed and the foundation for the next chapter of Ericsson’s strategy has been laid. During his tenure as CFO, Ericsson regained its technology leadership and significantly strengthened its financial position. With his dedicated leadership and broad background in Ericsson and other companies, Carl has successfully built Ericsson’s finance function and been an integral part in closing key strategic acquisitions as well as enhancing our compliance program. I wish him all the best in his future ventures. I am happy he will stay on in the role until the end of Q1 2024, which allows for finding and ensuring a smooth handover to a successor.”

Carl Mellander comments: “It has been an incredible privilege to serve as Ericsson’s CFO during these soon 7 years and to work with such an extraordinary group of people. I am deeply proud of the work we have done in transforming the Company; Ericsson is well positioned globally to continue building on its industry-leading position and to expand into enterprise. If there was ever a good time for me to move on to new career adventures, I feel that this moment is it, and I am excited about what the future might bring. Meanwhile I will continue in full capacity as CFO during this period. I will always follow Ericsson with passion and pride as it keeps transforming society.”

NOTES TO EDITORS:

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PRESS RELEASE April 17, 2023

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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